UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

ING Emerging Markets Local Bond Fund

(Exact Name of Registrant as Specified in Declaration of Trust)

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258

Address of Principal Business Office

(480) 477-3000

Telephone Number

Huey P. Falgout, Jr.

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258

Name and Address of Agent for Service of Process

COPIES OF COMMUNICATIONS TO:

Jeffrey S. Puretz, Esq.

Dechert LLP

1775 I Street, NW

Washington, DC 20006-2401

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Scottsdale, and state of Arizona on the 16th day of December, 2010.

ING EMERGING MARKETS LOCAL BOND FUND

/s/ Todd Modic
		By:	Todd Modic
Trustee

Attest:	/s/ Paul Caldarelli
Paul Caldarelli
Assistant Secretary